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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549<

FORM 11-K

    [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

        For the fiscal year ended December 31, 2002

[ ] RANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANG ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from __________ to _____________

      Commission file number 0-4887

A.     Full title of the plan:

      UMB Profit Sharing and 401(k) Savings Plan

B.     Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

      UMB Financial Corporation1010
Grand BoulevardKansas
City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 2 Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002 3 Notes to Financial Statements 4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 —

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) 8
Note:	Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Administrative CommitteeUMB
Profit Sharing and 401(k) Savings PlanKansas
City, Missouri

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

June 2, 2003

   UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITSDECEMBER
31, 2002 AND 2001

2002 2001

ASSETS:

        Investments, at fair value:

Common collective trust funds $ 47,442,020 $ 49,194,618 Mutual funds 30,240,171 34,348,903 Participant loans 3,762,195 3,530,727 Common stock 2,049,748 1,928,262 Total investments 83,494,134 89,002,510

   Receivables:

Employer contributions 2,139,494 2,114,540 Employee contributions 170 28 Interest and dividends 10,683 9,104 Total receivables 2,150,347 2,123,672 Cash 25,673 38,640 NET ASSETS AVAILABLE FOR BENEFITS $ 85,670,154 $ 91,164,822 See notes to financial statements.

   UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITSYEAR
ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:

Interest and dividends $ 598,835 Employer contributions 2,139,494 Employee contributions 8,215,526 Rollover contributions 869,411 Transfers from The ESOP of UMB Bank 239,598 Other 1,509 Total additions 12,064,373

DEDUCTIONS FROM NET ASSETS:

Benefits paid to participants 7,232,282 Net depreciation in fair value of investments 10,326,759 Total deductions 17,559,041 NET DECREASE (5,494,668)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year 91,164,822 End of year $ 85,670,154

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.     PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The employers (UMB Financial Corporation and affiliates) (collectively, the “Company” or “UMB”) will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the “ESOP”), at the discretion of the Board of Directors of the Company. All such Company profit sharing contributions were allocated to the ESOP in 2002.

Eligibility and Participation — The Plan provides that employees with one full year of continuous service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to make deferral contributions and receive the Company matching contribution the first of the month following date of employment. However, to share in the Company matching contributions and any profit-sharing contributions, participants must be actively employed on the last day of the Plan year.

Contributions — Each year, participants may elect to make contributions on a pre-tax basis, equal to not more than 18 percent of their compensation, as defined in the Plan. Effective January 1, 2002, participants may contribute up to 50 percent of pretax compensation. Effective January 1, 2002, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The plan currently offers seven mutual funds, four common collective trust funds and a Company stock fund as investment options for participants. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $2,139,494 were made to the Plan in 2002. There were no profit sharing contributions to the Plan in 2002. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution and (2) forfeitures of terminated participants’ nonvested accounts and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon.

Participant Loans — Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are fixed at 1% above the prime rate for commercial loans at the date of issue. Interest rates for all other loans are fixed at the prime rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59½. Qualified participants are also able to transfer a portion of their account balances from the ESOP to the Plan.

Forfeited Accounts — At December 31, 2002 there were no forfeited nonvested accounts. Forfeited nonvested accounts are reallocated to participant accounts at the end of the Plan year in which the forfeiture occurs. Also, in 2002, $495 of forfeited nonvested accounts were allocated to participant accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Substantially all of the Plan assets are in funds offered by UMB Bank, n.a. The investmentworthiness of those funds is monitored periodically by Plan management.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan and have not yet been paid were zero and $12,343 at December 31, 2002 and 2001, respectively.

Costs and Expenses — All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

Reclassifications — Certain prior year balances have been reclassified to conform with current year presentation.

3.     INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001, are as follows:

2002 2001 Pooled Equity Fund $ 19,290,395 $ 25,123,178 Pooled Debt Fund 18,200,010 15,273,729 UMB Scout Worldwide Fund 10,563,436 12,154,073 Pooled Income Fund 9,951,437 8,797,578 UMB Small Cap Fund 6,581,974 6,787,113 UMB Scout Worldwide Select Fund 4,869,150
During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,326,759 as follows:

   Net Depreciation in Fair Value

Common collective trust funds $ 3,235,654 Mutual funds 6,986,234 Common stock 104,871

$ 10,326,759

4.     PLAN TERMINATION

Although it has not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the “Plan Sponsor”), has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

5.     FEDERAL INCOME TAX STATUS

The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated August 30, 2001, stating that the prototype plan complied with the applicable sections of the IRC. However, the Company has not requested a determination letter, but management of the Company believes the Plan, as currently operated, is qualified and tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

      December 31,

2002 2001 Net assets available for benefits per the financial statements $ 85,670,154 $ 91,164,822 Amounts allocated to withdrawing participants (12,343) Net assets available for benefits per the Form 5500 $ 85,670,154 $ 91,152,479
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2002

Benefits paid to participants per the financial statements $ 7,232,282 Less: Amounts allocated to withdrawing participants at December 31, 2001 (12,343) Benefits paid to participants per the Form 5500 $ 7,219,939

7.     RELATED-PARTY TRANSACTIONS

Certain Plan investments are mutual funds and common collective trust funds managed by the Company and shares of Company stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.     SUBSEQUENT EVENTS

A contract was signed on May 21, 2003 to transfer the administration, recordkeeping and trusteeship of the employee benefit accounts to Marshall & Ilsley Corporation. The transfer will take place over a period of several months.

_________________

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b) (c) (d) Description of Investment

      Including Maturity Date, Rate of

Identity of Issue, Borrower, Interest, Collateral, Par or Current Lessor or Similar Party Maturity Value Value

        Common collective trust funds:

* Pooled Equity Fund Pooled fund (2,417,343 units) $ 19,290,395 * Pooled Debt Fund Pooled fund (1,884,059 units) 18,200,010 * Pooled Income Fund Pooled fund (1,485,289 units) 9,951,437 * Short Term Money Market Money market fund (178 shares) 178 Total common collective trusts 47,442,020

   Mutual Funds

* UMB Scout Worldwide Fund Mutual fund (678,013 shares) 10,563,436 * UMB Scout Small Cap Fund Mutual fund (693,569 shares) 6,581,974 * UMB Scout Worldwide Select Fund Mutual fund (544,711 shares) 4,019,967 * UMB Scout Equity Index Fund Mutual fund (601,204 shares) 3,631,272 * UMB Scout Stock Select Fund Mutual fund (465,544 shares) 3,123,800 * UMB Scout Technology Fund Mutual fund (625,075 shares) 1,275,154 * UMB Scout Energy Fund Mutual fund (127,542 shares) 1,044,568 Total mutual funds 30,240,171 * Participant Loans Promissory notes, interest rates from 4.25% to 10.5%; maturity dates through June 2022 3,762,195

   Common Stock

* UMB Financial Corporation Fund Common stock (53,573 shares) 2,049,748

$ 83,494,134

        * Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

      By: /s/ Jacqueline A. Witte

June 30, 2003

Exhibit 1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-65807 of UMB Financial Corporation on Form S-8 of our report dated June 2, 2003, appearing in this Annual Report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE, LLP

Kansas City, MissouriJune
27, 2003